CONFIDENTIAL TREATMENT REQUESTED BY HARVEST CAPITAL STRATEGIES, LLC
PURSUANT TO 17 C.F.R. § 200.83: HC CTR 04/11/16

O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 11, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION
FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH
RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE
EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER
IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND EMAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Dot Corporation
PREC14A filed on April 1, 2016
File No. 1-34819

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 9, 2016 (the “Staff Letter”), with regard to the above-referenced Preliminary Proxy Statement filed by Harvest Capital Strategies, LLC (“Harvest”) on April 1, 2016 (the “Proxy Statement”) with respect to Green Dot Corporation (“Green Dot” or the “Company”).  We have reviewed the Staff Letter with our client, and provide the following responses on Harvest’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Because of the sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  Harvest has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of Harvest’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which Harvest is requesting confidential treatment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Preliminary Proxy Statement filed on April 1, 2016

Letter to Shareholders and Cover Page of the Proxy Statement

1.
Please provide a supporting cite in the proxy statement for the quote from Mr. Streit included immediately after the first paragraph of the letter to shareholders. Where, when and in what context was this statement made? We may have additional comments.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 1 of the Letter to Shareholders.

In addition, Harvest advises the Staff on a supplemental basis that this statement was made by Mr. Streit at the JP Morgan Global TMT Conference on May 15, 2013.  The statement was made in response to a question from Tien-tsin Huang, the JP Morgan analyst covering Green Dot, regarding management turnover at the Company.  For the Staff’s reference, Harvest has included below a transcript of the entire exchange between Mr. Streit and Mr. Huang (emphasis added) at the JP Morgan Global TMT Conference.

Question – Tien-tsin Huang: I guess, you know, we have seen some management turnover at Green Dot, a lot of the great folks you've introduced me to we've seen go – to great opportunities as well, which is fine. But I'm curious, from a team standpoint, Steve, how do you – has it been filled out at this point? Are you happy with the team you have in place, CFO aside?

Answer – Steven W. Streit: On the C level, the answer is yes. We've made a lot of changes. And look, you can't – you're always respectable to everybody, so I want to see that I answer this. JK was a – John Keatley – he was a heartbreaker. Although I get it and I understand it and all these kinds of things. And even that, I look at it as an in-the-family transfer because we're part of the same world.

Question – Tien-tsin Huang: Right.

Answer – Steven W. Streit: But that isn't the case with everybody. When you're a company that starts out in a guy's bedroom, which we did in 2001, and you become a public company with millions of customers and a bank holding company regulated by the Federal Reserve, the fact that you were an awesome executive in 2003 does not mean that you're an awesome executive in 2013. The company is a big company. It's a complex enterprise. And we are now a technology company and a bank charter. We started out as a guy who invented the prepaid card. That's not the same company. And so, the changes that we've had internally have been helpful, purposeful, thoughtful. I know that American Bank and everyone likes to – oh, my god, a guy left. And the answer is, yes, that's right.

And in each case, we've replaced those positions with people from far bigger companies with far deeper experience. Kuan Archer, our CTO, has done unbelievably good things. The acquisition of Loopt and integrating all the brilliant young men and women into the Green Dot technology infrastructure has been incredibly valuable to our company. And the same in operations and elsewhere.

So we still have some people who have evolved. John Ricci who has been my General Counsel from day one is still the best General Counsel in banking and in prepaid in our industry and he remains. John Keatley could have been there forever. But that isn't the same with everybody. And so part of being a CEO is you have to evaluate yourself and your other C levels to say, hey, are we here out of habit or are we truly the best people for the job at any given point in time.

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And frankly, while we've been beaten up in the press about that, I think we've done a fairly masterful job of changing the jet engines on a plane flying at 30,000 square feet with no collateral damage. And we don't hesitate to do that. You have to be a company about tomorrow, not about yesterday.

2.	Where you state the number of shares of Green Dot owned by Harvest and its nominees throughout the proxy statement, state the percentage of the total outstanding Company shares that figure represents.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement throughout accordingly.

Background to the Solicitation, page 4

3.
Refer to the disclosure in the fourth bullet point on page 7 in this section. To support the assertions there regarding the contents of the May 22, 2015 letter from Green Dot’s corporate counsel to JMP Group CEO Joe Jolson, please provide that letter supplementally.  We may have additional comments.

Harvest Response: We acknowledge the Staff’s comment and are supplementally providing the Staff with the requested May 22, 2015 letter (the “Letter”), which is attached hereto as Exhibit A.  Given what Harvest believes to be a number of inaccurate statements in this letter, and to provide a complete overview of the exchange, we have also included Mr. Osher’s response letter (the “Response Letter”) for the Staff’s reference, which is attached hereto as Exhibit B.

RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY HARVEST; HC CTR 04/11/16: REQUEST NUMBER 1

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4.	Clarify what statements by Mr. Streit in the February 24, 2016 earnings conference call Harvest believes are factual misrepresentations and explain why you believe them to be inaccurate.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see page 10 of the Proxy Statement.  In addition, Harvest supplementally provides the Staff with the following statements made by Mr. Streit on the February 24, 2016 earnings conference call that Harvest believes to be factual misrepresentations, which are followed by an explanation as to why Harvest believes such statements to be inaccurate.  In addition, reference is made to page 17 of the Proxy Statement, which discloses certain of these statements and Harvest’s concerns with the inaccuracy of such statements.

Mr. Streit Statement
“I'm the largest shareholder of the company by far.”

Why Harvest Believes Statement is Inaccurate
Based on public filings, including Mr. Streit’s and BlackRock’s Schedule 13G filings, as of February 24, 2016, BlackRock was Green Dot’s largest shareholder, not Mr. Streit.  Even including Mr. Streit’s indirect, unexercised options, BlackRock would still be the Company’s largest shareholder.

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Mr. Streit Statement
“I haven't sold shares since November of 2010.”

Why Harvest Believes Statement is Inaccurate
According to Mr. Streit’s public Form 4 filings, Mr. Streit has sold 536,602 shares of Green Dot in open market transactions since November 2010.  According to a Form 8-K filed by Green Dot on 02/06/14, these share sales, which occurred in 2014, represented sales by Mr. Streit as part of a 10b5-1 trading plan to comply with obligations under his 2004 divorce settlement.

Mr. Streit Statement
“My sense is that Harvest’s job…is to create excitement and thought around that process. But look, a lot of the things in the bridge slide that they have that shows the way to get to that EPS number, you just can’t do. You can’t loan 80%, even if you wanted to. You can’t loan 80% of your customers unsecured credit without driving the company into insolvency in six months.”

Why Harvest Believes Statement is Inaccurate
In the EPS bridge provided in Harvest’s presentation published on January 25, 2016 (pgs. 13 & 88), consumer loans were explicitly excluded from its analysis. In fact, Harvest states, “we have conservatively excluded any potential benefits from asset growth, leverage, and consumer loans.”

Reasons for the Solicitation, page 11

5.
We note the acknowledgement on page 18 that even if your nominees are elected, they will constitute a minority of the board and you will not have the ability to remove Mr. Streit as CEO without the support of existing Company directors. Please include similar disclosure in a prominent location further toward the beginning of the proxy statement, where you initially criticize Mr. Streit’s performance as CEO.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 1 of the Letter to Shareholders and page 11 of the Proxy Statement.

6.
The peer groups to which you compare Green Dot’s performance are not clear from the materials you cite at www.fixgdot.com. Please include them in the proxy statement or in an annex. All soliciting materials should be filed as such.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 2 of the Letter to Shareholders and pages 11 and 12 of the Proxy Statement.

We are concerned with the Company’s Executive Compensation Practices, page 18

7.	Please supplementally provide the 2015 ISS report cited in footnote 13 on page 19.

Harvest Response: We acknowledge the Staff’s comment and are supplementally providing the Staff with the 2015 ISS report, which is attached hereto as Exhibit C.

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY HARVEST; HC CTR 04/11/16: REQUEST NUMBER 2

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We are concerned with the Lack of Sufficient Stock Ownership among Green Dot’s Independent Directors, page 20

8.
You express the belief that the “small collective ownership position of Green Dot’s independent directors may compromise the Board’s ability to properly evaluate the substantial opportunities to enhance shareholder value…” (We also note a similar statement on page 21 referencing the lack of “skin in the game”). Balance these assertions by disclosing the percentage of shares beneficially owned by each of your director nominees, apart from their affiliation with Harvest. We note that at least one of your nominees appears to own no shares and the others own very small stakes.  Since you assert elsewhere that your nominees will be independent of Harvest if elected and will act in the best interests of all shareholders, it is not clear how this is consistent with attribution of ownership of an equity stake in the Company held by Harvest.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see pages 20 and 21 of the Proxy Statement.  In addition, Harvest advises the Staff on a supplemental basis that it believes there is a distinction between the current equity stakes of Harvest’s nominees who do not currently serve on the Board and have never been insiders of the Company and the current incumbent independent directors of Green Dot who have been fiduciaries of the Company for many years.  In the last few months, two of Harvest’s director nominees have purchased more shares in open market transactions than all of Green Dot’s current incumbent independent directors in the public market history of the Company.  Additionally, while Harvest cannot control or guarantee the actions of its director nominees, Harvest has discussed and its nominees appear to support a policy of utilizing 100% of their after-tax director compensation to purchase additional Green Dot shares.  While Harvest ultimately cannot control its nominees’ ownership, Harvest believes its nominees will, over a reasonable time period, build and maintain a personally substantial financial position in Green Dot.

We Believe Substantial Opportunities Exist at Green Dot to Create Value for All Shareholders, page 21

9.
Refer to the last bullet point on page 21. Explain and provide a basis for your assertion that “Green Dot can eliminate at least $25 million of inefficient annual expenses through a standard realignment.” In addition, identify the “third party cost structure consultants” with whom you have discussed these projections. Your expanded disclosure should discuss the underlying assumptions and limitations on these cost savings projections.

Harvest Response: We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.  Please see page 21 of the Proxy Statement. In addition, Harvest provides the Staff with the following supplemental response.

RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY HARVEST; HC CTR 04/11/16: REQUEST NUMBER 3

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April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Confidential treatment is being requested by Harvest Capital Strategies, LLC with principal offices at 600 Montgomery Street, Suite 1700, San Francisco, CA 94111.  Please contact Jeffrey Osher, Managing Director and Portfolio Manager, at (415) 835-8973, or the undersigned at (212) 451-2250, with any questions relating to the information requested for confidential treatment.

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Jeffrey Osher
Harvest Capital Strategies, LLC

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 9, 2016 (the “Staff Letter”) relating to the Preliminary Proxy Statement filed by the undersigned on April 1, 2016 (the “Filing”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

HSCP Strategic I, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Financial Partners, LP

By:	Harvest Capital Strategies LLC General Partner

By:	/s/ Donald Destino
	Name:	Donald Destino
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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/s/ Jeffrey B. Osher
JEFFREY B. OSHER Individually and as attorney-in-fact for Saturnino Fanlo, George W. Gresham, and Philip B. Livingston

/s/ Donald Destino
DONALD DESTINO

/s/ Craig Baum
CRAIG BAUM

April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Exhibit A

RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY HARVEST; HC CTR 04/11/16: REQUEST NUMBER 1

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April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Exhibit B

RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY HARVEST; HC CTR 04/11/16: REQUEST NUMBER 1

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April 11, 2016	Confidential Treatment Requested By Harvest Capital Strategies, LLC
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Exhibit C

RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY HARVEST; HC CTR 04/11/16: REQUEST NUMBER 2

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